UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of                               CERTIFICATE PURSUANT TO RULE 24
The National Grid Group plc                  UNDER THE PUBLIC
on Form U-1 (File No. 70-10067)              UTILITY HOLDING COMPANY ACT OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, National Grid Transco plc ("Grid Transco"), formerly named National Grid Group plc, an England and Wales corporation, certifies that Grid Transco issued shares of its stock as proposed in the application/declaration to the Commission on Form U-1 (File No. 70-10067) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27577, dated October 16, 2002. Grid Transco also certifies that Grid Transco's issuance of its stock has been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto.

Exhibits

     D-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Grid Transco has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                             /s/ Kirk L. Ramsauer
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                             Kirk L. Ramsauer
                             Deputy General Counsel
                             National Grid USA

Date:    October 31, 2002